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Exhibit K

                  SELIGMAN TIME HORIZON/HARVESTER SERIES, INC.

                      STATEMENTS OF ASSETS AND LIABILITIES
                               December 14, 1999

ASSETS
------


                                                       Time          Time          Time
                                                     Horizon       Horizon       Horizon        Harvester
                                                     30 Fund       30 Fund       30 Fund          Fund
                                                     -------       -------       -------          ----
Cash                                                 $25,004       $25,004       $25,004          $25,004
Prepaid expenses                                      40,000        40,000        40,000           40,000
                                                     -------       -------       -------          -------
  Total assets                                        65,004        65,004        65,004           65,004

LIABILITIES

Accrued expenses payable
Commitments and contingencies
(Notes 1 and 2)                                       40,000        40,000        40,000           40,000
                                                      ------        ------        ------           ------


Net assets equivalent to $7.14 per share
(applicable to 3,502 Class A shares of
capital stock, $.001 Par value, of each
Series; 4,000,000,000 shares authorized)             $25,004       $25,004       $25,004          $25,004
                                                     =======       =======       =======          =======


Notes to Financial Statements

Note 1.  Organization

   Seligman Time Horizon/Harvester Series, Inc. (the "Series") was incorporated in the State of Maryland on August 4, 1999 as an open-end, diversified management investment company. The Series consists of four separate funds: the Seligman Time Horizon 30 Fund; the Seligman Time Horizon 20 Fund; the Seligman Time Horizon 10 Fund, and; the Seligman Harvester Fund (the "Funds"). Each Fund offers four classes of shares - Class A shares, Class B shares, Class C shares and Class D shares. The Series has had no operations other than those related to organizational matters and for each Fund, the sale and issuance to Seligman Advisors, Inc. (the "Distributor") of 3,502 Class A shares of capital stock for $25,004 on December 14, 1999.

   Prepaid expenses include the costs incurred in connection with the initial offering of the Series' shares. Prepaid expenses will be amortized to expense over twelve months on a straight-line basis starting with the commencement of operations.

   The costs incurred, and to be incurred, in connection with the organization of the Series will be paid by J. & W. Seligman & Co. Incorporated (the "Manager") or the Distributor. Such costs are estimated to be $36,000.
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Note 2. Management Agreement

     The Management Agreement provides the Manager with a monthly management fee at the annual rate of .10% of each Fund's average daily net assets. Until December 31, 2002, the Manager has voluntarily agreed to waive its fee and/or reimburse expenses of a Fund to the extent that total expenses of the Fund, excluding fees payable pursuant to the Administration, Shareholder Services and Distribution Plan adopted by the Series on behalf of each Fund, exceed an annual rate of .50% of average net assets of such Fund.

Note 3. Income Taxes

     The Series intends to meet the requirements of the Internal Revenue Code of 1986 applicable to regulated investment companies and as such will not be subject to federal income taxes.